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                                A.C.L.N. LIMITED

                                  -------------


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  JULY 23, 2001

                                  -------------


To the Shareholders:

         The annual general meeting of shareholders of A.C.L.N. Limited, a Cyprus corporation, will be held at the Peninsula Hotel, 700 Fifth Avenue, New York, New York 10019 on Monday, July 23, 2001 at 2:00 P.M., Eastern Standard Time, for the following purposes:

         1. to elect seven directors to serve on the board of directors, each of whom is to hold office until the annual meeting of shareholders in 2002 or until their respective successors are duly elected and qualified;

         2. to ratify the board of directors' appointment of BDO International as the company's independent auditors for the 2001 fiscal year; and

         3. to transact such other business as may properly come before the meeting or any adjournment thereof.

         Only shareholders of record at the close of business on June 22, 2001, will be entitled to notice of, and to vote at, the meeting or any adjournments thereof.

         If you cannot personally attend the meeting, it is requested that you promptly fill in, sign, and return the proxy submitted to you herewith.


                                     By Order of the Board of Directors,



                                     JOSEPH J.H. BISSCHOPS
                                     Chairman of the Board



Dated: June 28, 2001


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                                A.C.L.N. LIMITED

                                 PROXY STATEMENT

         This proxy statement is being furnished in connection with the solicitation of proxies by the board of directors of A.C.L.N. Limited, a Cyprus corporation, to be voted at the annual general meeting of shareholders scheduled to be held at the Peninsula Hotel, 700 Fifth Avenue, New York, New York 10019 on Monday, July 23, 2001, at 2:00 P.M., Eastern Standard Time, and at any adjournments thereof.

         Only shareholders of record as of the close of business on June 22, 2001 are entitled to notice of, and to vote at, the annual meeting or any adjournment thereof. On that date, the company had outstanding 14,330,350 ordinary shares, par value CYP .01 per share (the "ordinary shares"). The presence in person or by proxy of at least two holders of not less than 33 and 1/3 percent of such issued and outstanding shares shall constitute a quorum for the transaction of business at the annual general meeting. Each share is entitled to one vote.

         Each form of proxy which is properly executed and returned to the company will be voted in accordance with the directions specified thereon, or, if no directions are specified, will be voted (i) for the election as directors of the persons named herein under the caption "Election of Directors" and (ii) to notify the appointment of BDO International as independent auditors for the company for its 2001 fiscal year. Any shareholder has the right to appoint a proxy who need not be a member of the company. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by voting in person or by proxy at the annual meeting, by returning to the company prior to the annual meeting a proxy bearing a later date, or by otherwise notifying the chairman of the board in writing prior to the annual meeting.

         The address of the company's executive offices is 166 Mechelse Steenweg, B-2018 Antwerp, Belgium and its telephone number is 011-32-3-244-1010.


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                              ELECTION OF DIRECTORS


         The board of directors consists of seven members, all of whose terms expire at this annual general meeting of shareholders and the election and qualification of their respective successors.

         The board of directors recommends the election of the seven nominees for directors listed below, all of whom, with the exception of Mr. Yiannakis Economides, are currently directors of the company. If for any reason any of these nominees become unavailable for election, proxies will be voted for a substitute nominee designated by the board, but the board has no reason to believe that this will occur. Directors of the company are elected by simple majority of the votes cast at a meeting of shareholders.

INFORMATION CONCERNING NOMINEES

         The name and age of each nominee and the year he became a director of the company according to information furnished by each, is as follows:

         NAME                               AGE        FIRST BECAME A DIRECTOR
         ----                               ---        -----------------------
         Aldo Labiad..................      46                   1988
         Joseph J. H. Bisschops.......      64                   1988
         Alex de Ridder...............      40                   1997
         Charles L. Brock.............      57                   1997
         Michael S. Doherty...........      47                   1999
         Earl Gould...................      62                   1999
         Yiannakis Economides.........      45                    -

         The following is a brief summary of the background of each nominee for director of the company:

         ALDO LABIAD has served as our president, chief executive and operating officer since July 1998. Prior to that, he has served in 1988 in various senior executive capacities with the company since our inception in 1988, including chairman of the board of directors. In 1979, together with Mr. Bisschops, Mr. Labiad founded MFT in Antwerp, Belgium, and also founded CLN in 1985, of which he has been president.

         JOSEPH J. H. BISSCHOPS has served as our executive officer since its inception in 1988; as chairman of the board of directors since July 1998; as managing director since 1988; and as president, chief executive and operating officer from 1988 to June 1998. Mr. Bisschops has over 40 years of experience in the shipping industry. Mr. Bisschops, a founder of MFT, oversaw its expansion through 1985, to Rotterdam, The Netherlands; Alexandria, Egypt; Beirut, Lebanon; Madrid and Barcelona, Spain; London, England; and Paris, France. Mr. Bisschops has been an officer of CLN since its inception in 1985 supervising its shipping service between Northern Europe, North Africa and the Middle East.

         ALEX DE RIDDER has served as vice president of our company since January 1997. Until January 2000, he served as chief financial officer. Beginning in 2001, he became our chief



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operating officer. From 1983 to 1996, Mr. de Ridder served as assistant to Mr.
Bisschops at MFT, where he oversaw the geographic expansion of MFT and its affiliates and was responsible for the establishment of its internal controls and systems.

         MICHAEL S. DOHERTY has been the president of Doherty & Company, LLC, a firm specializing in venture capital and private equity funding for development stage companies, since November 1999. From February 1999 to October 1999, Mr. Doherty served as senior managing director of Spencer Trask Securities. Mr. Doherty served as managing director and director of private equity at Cruttenden Roth from October 1996 to February 1999. From 1992 to October 1996, he served as vice president at Arnhold & S. Bleichroeder, Inc. Mr. Doherty also serves on the boards of several public and private companies, including The Harvey Entertainment Company and IPAXS Corporation.

         EARL GOULD has been the managing director of Global Investments, a $2.5 billion fund, since 1990. Mr. Gould was a portfolio manager at Atlantic Richfield Company, a pension management firm, for over 20 years.

         CHARLES L. BROCK has been, since April 1995, a member in Brock Silverstein LLC, now known as Reitler Brown LLC, a law firm that has previously counseled the company regarding United States corporate and securities matters. From 1984 until April 1995 he was a partner of Carter, Ledyard & Milburn, a law firm. Mr. Brock has served on the board of directors of B+H Ocean Ltd. and Excel Maritime Carriers Ltd.

         YINNAKIS ECONOMIDES is a partner of Economides, Patsalides & Co. Advocates, Cyprus counsel to the company. While there is no legal requirement for offshore companies formed under the laws of Cyprus to maintain a Cypriot resident and citizen on their board of directors, this is advisable for practical reasons; such individual is generally an employee of the law firm which incorporated the company in question. Mr. Economides has been practicing law for nineteen years, specializing in company law, contract law, shipping law, insurance law, business law and international investments. Mr. Economides presently serves as a director and/or corporate secretary of several shipping and other offshore and onshore companies.

         The following table sets forth, as of December 31, 2000, the ownership of the ordinary shares by each nominee who owned ordinary shares as of that date and the beneficial ownership of all directors and executive officers of the company as a group:

                                                NUMBER OF
                                                 SHARES
                                               BENEFICIALLY     PERCENTAGE OF
    NAME OF BENEFICIAL OWNER                    OWNED (1)        CLASS OWNED
    ------------------------                    ---------       -------------
    Joseph J. H. Bisschops                     6,998,628 (2)         49.6%
    Michael Doherty                              568,481 (3)          4.0%
    Charles L. Brock                             156,250 (4)          1.1%
    Earl Gould                                    46,875 (5)            *%
    Directors and officers of the Company
    as a group (seven persons)                 7,770,234             55.03%



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

---------------
         (*)      Less than 1%.

         (1) As used herein, the term "beneficial ownership" is defined by Rule 13d-3 under the Securities Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise indicated in the footnotes to the above table, to our knowledge the persons named in the above table have sole voting and investment power with respect to the shares shown as beneficially owned by them.

         (2) Includes (1) 557,642 ordinary shares owned of record and beneficially by Mr. Bisschops, (2) 628,362 ordinary shares owned of record by Eaglestar Corporation S.A., (3) 1,241,773 ordinary shares owned of record by Goldshield Investment S.A. Inc., (4) 1,241,773 ordinary shares owned of record by Halesowen Investments Corporation Inc., (5) 1,377,720 ordinary shares owned of record by Kendrick Finance Ltd., (6) 1,241,773 ordinary shares owned of record by Mountford Marketing Corporation, and (7) 709,585 ordinary shares owned of record by Positive Ltd. As a result of his beneficial ownership of the outstanding capital stock of the aforementioned corporations and the receipt of a power of attorney with respect to each such corporation, Mr. Bisschops may be deemed to be the beneficial owner of the ordinary shares held of record by the corporations listed in clauses (2) through (7) of the preceding sentence. Mr. Bisschops has entered into an agreement pursuant to which, upon his death, his then record ownership, if any, of the capital stock of such corporations, and, accordingly, his indirect ownership, if any, of the referenced ordinary shares, will be transferred to a trust. The beneficiaries of this trust will be the children of Mr. Aldo Labiad, the president, chief executive and operating officer and a managing director of the company, and the trustee will be Mr. Labiad or his designee.

         (3) Represents 5,000 ordinary shares and 563,481 ordinary shares subject to outstanding options.

         (4) Represents 156,250 ordinary shares owned by Brock Silverstein LLC, formed U.S. securities counsel to our company, of which Mr. Brock, our director, was a member at December 31, 2000.

         (5) Represents 25,000 ordinary shares and 21,875 ordinary shares subject to outstanding options.

COMMITTEES OF THE BOARD OF DIRECTORS

         The board of directors maintains a compensation committee, which is comprised of Messrs. Bisschops, Labiad and de Ridder. The compensation committee has authority to:

            o interpret the provisions of, and supervise the administration of, the 1998 Stock Option Plan, and

            o the authority to review all compensation matters relating to the company.

         The board of directors also maintains an audit committee. The audit committee consists of directors who are not and have not been employed by the company or any of its affiliates. The audit committee currently consists of Charles Brock, the committee's chairman, and Marina Savva (who will be replaced by Mr. Economides, a nominee for director, if Mr. Economides is elected at this annual meeting) and is charged with reviewing the following matters and advising and consulting with the entire board of directors with respect to:

            o the preparation of the company's annual financial statements in collaboration with the company's independent auditors;

            o the sale or disposition of vessels, if any, owned by the company;

            o the mortgaging of vessels, if any, owned by the company, as security for indebtedness of the company or its subsidiary;

            o annual review of the ratings of the vessels, if any, owned by the company, in consultation with independent shipbrokers; and

            o all contracts between the company and the officers, directors and other affiliates of the company.

The audit committee, does not have explicit authority to veto any actions of the entire board of directors relating to the foregoing or other matters. However, the company's senior management, recognizing their own fiduciary duty to the company and its shareholders, is committed not to take any action contrary to the recommendation of the audit committee in any matter within the scope of its review.

COMPENSATION OF DIRECTORS AND OFFICERS

         During the year ended December 31, 2000, the company and its subsidiary paid an aggregate of $592,001 to its directors and executive officers, of which $200,000 was paid to each of Mr. Labiad and Mr. Bisschops. Directors who are not officers of the company are entitled to receive annual fees of $15,000, and the chairman of the audit committee (Charles L. Brock during the company's fiscal year 2000) is entitled to receive an additional fee of $2,000 per month.

         No amounts were set aside or accrued by the company during the year ended December 31, 2000 to provide pension, retirement or similar benefits for directors and executive officers of the company pursuant to any plan or otherwise.

         The company has an employment agreement with Mr. Labiad, pursuant to which during the period from July 1, 1998 through December 31, 2002 he will serve as the company's president, chief executive and operating officer, and a managing director at an annual base salary of $200,000, with annual increases determined by the board of directors at its discretion. The agreement requires Mr. Labiad to devote substantially all of his business time to the performance of his duties and responsibilities to the company and restricts Mr. Labiad from competing with the company for a period of two years following the termination of his employment under the agreement.

                  An employment agreement with Mr. de Ridder provides for his service as chief operating officer through December 31, 2002 at an annual base salary of $130,000, plus a bonus in the amount determined by the board of directors. The agreement can be terminated by either party upon three months notice. The base salary will be subject to additional increases by the board of directors at its discretion. The agreement requires Mr. de Ridder to devote substantially all of his business time to the performance of his duties and responsibilities to the company and restricts him from competing with the company for a period of two years following the termination of his employment under the agreement.

                  The company also has an employment agreement with Mr. Bisschops pursuant to which he serves as chairman of the board of directors at an annual salary of $200,000. The agreement requires Mr. Bisschops to devote substantially all of his business time to the performance of his duties and responsibilities to the company and restricts his ability to compete with the company for a period of two years following the termination of his employment under the agreement. The term of this agreement ended on December 31, 2000, subject to annual renewals, unless either party elects upon three months notice to terminate the agreement. This agreement was renewed in January 2001 for an additional term of one year.

                  In addition, the company has an employment agreement with Mr. Payne pursuant to which he serves as chief financial officer of the company at an annual base salary of $1.00, plus a grant of options, subject to a vesting schedule over a two-year period and to certain performance milestones, to purchase up to 150,000 of the company's ordinary shares at an exercise price of $21.38 per share, which represents the closing price per share of ordinary shares on January 11, 2001. The company also utilizes office space in Los Angeles, California, which is leased by Catalyst Business Systems, Inc., of which Mr. Payne is a co-founder and principal. This space is provided to the company as part of Mr. Payne's employment arrangements. This agreement also provides for an incentive bonus equal to 1% of the total amount of any debt or equity financings in excess of $10 million initiated or completed during the term of Mr. Payne's employment. The term of Mr. Payne's employment ends on January 12, 2003, unless terminated earlier. The agreement requires Mr. Payne to devote substantially all of his business time to the performance of his duties and responsibilities to the company, except as mutually agreed by Mr. Payne and the company from time to time, and restricts him from competing with the company for a period of two years following the termination of his employment under the agreement.

INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

         We retain the services of Economides, Patsalides & Co. Advocates, our counsel in Cyprus. Mr. Economides, a partner of this firm, is a nominee for director at this annual general

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shareholders meeting. Fees of this firm charged to this company for the year ended December 31, 2000 amounted to $25,000.

         MFT, the company's affiliate of which Mr. Bisschops is an officer, director and principal shareholder, provides to the company various administrative services for fees which the company believes are competitive with non-affiliated companies offering similar services. Fees of MFT for the year ended December 31, 2000 amounted to $5,185,172.

         Catalyst Business Systems, Inc., the company's affiliate of which Mr. Payne is a co-founder and principal, provides to the company various administrative services and space at its office in exchange for payment of the fees, which the company believes are comparable to those obtained in arms-length transactions.

STOCK OPTION PLAN


        In March 1998, the board of directors and shareholders of the company adopted the company's Stock Option Plan (the "Plan"). The Plan provides for the grant of options to purchase up to 1,093,750 ordinary shares to employees, officers, directors and consultants of the company. Options may be either "incentive stock options" (primarily options with an exercise price equal at least to the fair market value on date of grant) or non-qualified options. Incentive stock options may be granted only to employees of the company, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees of the company. Pursuant to the terms of an agreement between the company and the underwriters of its initial public offering, the exercise price per ordinary share, subject to an option under the Plan, may not be less than the fair market value per ordinary share on the date the option is granted.

         To date, options exercisable for an aggregate of 915,625 ordinary shares have been granted under the Plan, of which options to purchase 165,625 shares have been exercised. For further details with respect to the option grants and exercises in connection with the Plan, please see our Annual Report to the shareholders for the year ended December 31, 2000 and Note 10 of the financial statements included therein, which is being mailed to shareholders together with this Notice of Annual General Meeting of Shareholders and Proxy Statement.

         INDEMNIFICATION

         The company has entered into an indemnification agreement with each officer and director of the company. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the company and to its shareholders, for monetary damages, including damages resulting from breaches of certain of their fiduciary duties as directors and officers of the company. In particular, such agreements provide that the company will indemnify such individuals to the fullest extent permitted by the Commercial Laws of Cyprus, as such rights shall from time to time be expanded, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by the indemnitee as a result of serving as an officer, director or employee of the company, any affiliate thereof or any other entity at the request of the company. In addition, the indemnitee shall be entitled to the advancement of expenses of

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defending any such action in advance of the final disposition thereof, provided, however, that if the Commercial Laws of Cyprus require, such indemnitee will deliver to the company an undertaking to repay the amounts so advanced if it is ultimately determined by a final non-appealable judicial decision that such indemnitee is not entitled to be indemnified.

         Notwithstanding any provision of such agreement to the contrary, unless and until the Commercial Laws of Cyprus are amended to broaden the scope of permitted indemnification, the indemnitee will continue to be subject to liability for breach of such indemnitee's duty of loyalty to the company, acts or omissions not in good faith or involving intentional misconduct, knowing violations of the law and actions leading to improper personal benefit to such indemnitee.

               RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

         The board of directors has selected BDO International, independent auditors, which audited the company's financial statements as of December 31, 2000 and the year then ended, to audit the financial statements of the company for the fiscal year ending December 31, 2001. Representatives of BDO International are expected to be present at the annual meeting and will have an opportunity to make a statement if they desire to do so, and are expected to respond to appropriate questions.

         The resolution proposed to be adopted by the shareholders in connection with their ratification of appointment of independent auditors is set forth below:

                  "RESOLVED, that the selection of BDO International to audit the books and records of the company for the 2001 fiscal year be, and hereby is, confirmed, ratified and approved in all respects."


REQUIRED VOTE

         The affirmative vote of the simple majority of the votes cast at a meeting of shareholders, in person or by proxy, on this proposal at the annual meeting is required to ratify the appointment of the independent auditors.

  THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF BDO
                     INTERNATIONAL AS INDEPENDENT AUDITORS

                                  ANNUAL REPORT

         The Annual Report of the company to the shareholders for the year ended December 31, 2000, including financial statements, is being mailed to shareholders together with this Notice of Annual General Meeting of Shareholders and Proxy Statement.

                               PROXY SOLICITATION

         We will bear the cost of soliciting proxies. In addition to the use of the mail, proxies may be solicited, personally or by telephone or telegraph, by officers, directors, and regular



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employees of the company, who will not be specially compensated for this purpose. The company will also request record holders of ordinary shares who are securities brokers, custodians, nominees, and fiduciaries to forward soliciting material to the beneficial owners of such ordinary shares, and will reimburse such brokers, custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in forwarding soliciting material.

                                  OTHER MATTERS

         The company is unaware of any matters, other than those mentioned above, which will be brought before the annual general meeting for action. However, if any other matters properly come before such meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters.

         It is important that your proxy be returned promptly no matter how small or large your holding may be. Shareholders who do not expect to attend in person are urged to execute and return the enclosed form of proxy.



June 28, 2001

                                    Joseph J.H. Bisschops, Chairman of the Board





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